JM

Johnson Matthey

SUPPL

June 2, 2006

06014252

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 2314

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1. **Notification of Transactions of Directors/Persons** — **08 May 2006**
2. **Notification of Transactions of Directors/Persons** — **12 May 2006**
3. **Notification of Major Interests in Shares** — **18 May 2006**
4. **Notification of Transactions of Directors/Persons** — **18 May 2006**
5. **Notification of Transactions of Directors/Persons** — **24 May 2006**
6. **Notification of Major Interests in Shares** — **30 May 2006**
7. **News Release** — **01 June 2006**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

dlw 6/12

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

   17

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.73

14. Date and place of transaction:

3 May 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

8 May 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

8 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company:

   Johnson Matthey PLC

2. Name of shareholder with a major interest:

   HBOS plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   In respect of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   Not disclosed

5. Number of shares/amount of stock acquired:

   N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

   N/A

7. Number of shares/amount of stock disposed:

   Not disclosed

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

   Not disclosed

9. Class of security:

   Ordinary Shares of £1 each

10. Date of transaction:

    Not disclosed

11. Date listed company informed:

    11 May 2006

12. Total holding following this notification:

    Not disclosed

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage):

Less than 3% - no longer has a notifiable interest

14. Any additional information:

N/A

15. Name of contact and telephone number for queries:

Angela Purtill 020 7269 8461

16. Name and signature of duly authorised officer of the listed company responsible for making this notification:

Angela Purtill
12 May 2006

Regulatory Announcement

Go to market news section

Free annual report

Johnson Matthey

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	08:47 18-May-06
Number	1792D

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company:

   Johnson Matthey PLC

2. Name of shareholder with a major interest:

   Lloyds TSB Group plc and its subsidiaries (including Scottish Widows Investment Partnership)

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   In respect of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   Not disclosed

5. Number of shares/amount of stock acquired:

   Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

   Not disclosed

7. Number of shares/amount of stock disposed:

   N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

   N/A

9. Class of security:

   Ordinary Shares of £1 each

10. Date of transaction:

Not disclosed

11. Date listed company informed:

17 May 2006

12. Total holding following this notification:

Scottish Widows Investment Partnership	8,783,802
Lloyds TSB Private Banking	65,423
Lloyds TSB Jersey Offshore	1,700
TOTAL	**8,850,925**

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage):

4.02%

14. Any additional information:

N/A

15. Name of contact and telephone number for queries:

Angela Purtill 020 7269 8461

16. Name and signature of duly authorised officer of the listed company responsible for making this notification:

Angela Purtill
18 May 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	16:20 18-May-06
Number	2257D

Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   N A P Carson (iii)
   P N Hawker (iii)
   D W Morgan (iii)
   L C Pentz (iii)
   W F Sandford (i)
   J N Sheldrick (iii)
   I F Stephenson (i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   W F Sandford
   J N Sheldrick
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	27
P N Hawker	27
D W Morgan	27
L C Pentz	27
W F Sandford	27
J N Sheldrick	27
I F Stephenson	27

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£13.88

14. Date and place of transaction:

17 May 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,973
P N Hawker	8,020
D W Morgan	36,311
L C Pentz	11,465
J N Sheldrick	63,375

16. Date issuer informed of transaction:

18 May 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

18 May 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	17:43 24-May-06
Number	5473D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

18

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£13.63

14. Date and place of transaction:

17 May 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

23 May 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

24 May 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	16:15 30-May-06
Number	7791D

Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company:

   Johnson Matthey PLC

2. Name of shareholder with a major interest:

   AXA S.A.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   In respect of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

HSBC Global Custody Nominee (UK) Limited a/c 867530	185,000
Smith & Williamson Nominees Limited a/c S66	26,657
BNY (OCS) Nominees Limited	59,100
HSBC Global Custody Nominee (UK) Limited	365,925
Not disclosed	67,476

5. Number of shares/amount of stock acquired:

   N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

   N/A

7. Number of shares/amount of stock disposed:

   Not disclosed

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

   Not disclosed

9. Class of security:

Ordinary Shares of £1 each

10. Date of transaction:

Not disclosed

11. Date listed company informed:

30 May 2006

12. Total holding following this notification:

704,158

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage):

0.32%

14. Any additional information:

N/A

15. Name of contact and telephone number for queries:

Angela Purtill 020 7269 8461

16. Name and signature of duly authorised officer of the listed company responsible for making this notification:

Angela Purtill
30 May 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Final Results
Released	07:01 01-Jun-06
Number	8785D

Johnson Matthey

For Release at 7.00 am Thursday 1st June 2006

Preliminary Results for the year ended 31st March 2006

Encouraging prospects for continued growth

Summary Results (IFRS basis)

	Year to 31st March 2006	2005	% change
Revenue	**£4,756m**	**£4,626m**	**+3**
Sales excluding precious metals	**£1,341m**	**£1,188m**	**+13**
Profit before tax	**£213.8m**	**£167.4m**	**+28**
Total earnings per share	**70.8p**	**53.2p**	**+33**
Before impairment and restructuring costs:			
Profit before tax	**£219.8m**	**£204.1m**	**+8**
Earnings per share	**72.7p**	**67.0p**	**+9**
Dividend per share	**30.1p**	**27.7p**	**+9**

- Sales excluding precious metals up 13% at £1.3 billion
- Profit before tax, impairment and restructuring costs up 8% to £219.8 million
- Total earnings per share up 33% to 70.8 pence. Before impairment, restructuring and disposal costs, earnings per share up 9% to 72.7 pence
- Dividend up 9% to 30.1 pence

Divisional Performance

Operating Profit (before impairment and restructuring costs)

ı	Year to 31st March 2006	2005	% change	2006 at 2005 exchange rates	% change
ıtalysts	134.2	122.5	+10	132.1	+8
ecious Metal Products	62.2	52.0	+20	61.2	+18
ıarmaceutical Materials	33.8	39.8	-15	33.5	-16
ıramics	21.3	18.8	+13	20.8	+11
ırporate	(16.8)	(16.5)		(16.9)	
ıerating Profit	234.7	216.6	+8	230.7	+7

- Operating profit, before impairment and restructuring costs, up 8% to £234.7 million
- Catalysts up 10% with good growth in diesel products in Europe, good sales in Asia and strong sales of hydrogen production and purification catalysts
- Precious Metal Products up 20% benefiting from favourable trading conditions and growth in manufacturing businesses
- Pharmaceutical Materials down 15% following expiry of carboplatin patent
- Ceramics up 13% with strong cash generation

Business Prospects

- Heavy duty diesel (HDD) catalysts poised for significant growth with Johnson Matthey to achieve leading market position
- Continuing good growth in light duty diesel (LDD) products expected in Europe particularly catalysed soot filters
- Autocatalyst demand in Asia continues to grow with increased vehicle sales in China and India. Further expansion planned
- High oil prices to support growth of sales in process catalysts
- Outlook for platinum group metals demand remains strong
- Pharmaceutical Materials well positioned for recovery in 2006/07
- Ceramics' encouraging performance should continue with good cash generation
- Investment of £200 million over two years on bolt-on acquisitions and / or share buy-backs

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"Johnson Matthey performed well last year and prospects for future growth are very encouraging. Our investment in new capacity to meet customer demand will continue and we remain optimistic about prospects for future performance. We expect growth in earnings to be stronger in the second half of the current year than in the first driven by increasing demand for our technology leading diesel catalyst products. "

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

Report to Shareholders

Introduction

Johnson Matthey achieved good results in 2005/06. Total earnings per share were up 33%. Underlying earnings per share (before impairment, restructuring and disposal costs) increased by 9%.

Growth in the second half of the year was stronger than the first. Operating profit for the year, before impairment and restructuring costs, rose by 8%, with Catalysts, Precious Metal Products and Ceramics all achieving double digit growth. Pharmaceutical Materials was down but sales and profits improved in the second half of the year.

This is the first time Johnson Matthey has reported its full year results under International Financial Reporting Standards (IFRS). The impact of the transition from UK GAAP to IFRS was set out in our Report and Accounts for 2005, and is shown on pages 25 to 29 of this report.

Review of Results

Revenue rose by 3% to £4,756 million. Catalysts Division's sales were well ahead of 2004/05 but sales in Precious Metal Products Division were down, despite higher metal prices, reflecting the withdrawal from gold refining in the UK in 2004/05 and lower trading activity in the first half of the year. Sales excluding the value of precious metals rose by 13% reflecting good underlying growth in Catalysts Division.

Operating profit, before impairment and restructuring costs, increased by 8% to £234.7 million. Exchange translation was favourable, increasing profit by £4.0 million compared with last year. Interest rose by £1.7 million to £14.7 million reflecting the impact of higher short term interest rates in the US. Profit before tax, impairment and restructuring costs was up 8% at £219.8 million.

An impairment charge of £6.0 million has been included in the results for 2005/06 for the write down of process assets no longer required in the platinum group metal refining business following the successful restructuring of that business. Including the impairment charge, profit before tax was £213.8 million which was 28% up on the equivalent figure for 2004/05 which included a charge of £36.7 million for restructuring costs.

Underlying earnings per share rose by 9% to 72.7 pence, benefiting from the accretive effect of buying back shares. Including impairment, restructuring and disposal costs total earnings per share rose by 33% to 70.8 pence.

Dividend

The board is recommending to shareholders a final dividend of 21.0 pence, making a total dividend for the year of 30.1 pence, an increase of 9%, which is in line with the growth in underlying earnings per share.

Operations

Catalysts Division's sales rose by 28% to £1,477 million, partly as a result of higher prices for platinum, palladium and rhodium. Excluding the value of precious metals, sales rose by 17% to £786 million. This increase was driven by good volume growth and the impact of higher material costs, such as the cost of substrates for catalysed soot filters, which is a pass through for Johnson Matthey.

The division's operating profit increased by 10% (before acquisition integration costs included in the results for 2004/05) to £134.2 million, with most of the growth coming in the second half of the year.

Environmental Catalysts and Technologies (ECT) was well ahead of last year with good growth in Europe, particularly for diesel catalysts, and increasing autocatalyst sales in Asia more than offsetting a decline in North America.

In Johnson Matthey's financial year to 31st March 2006 global light duty vehicle sales increased by 3.6% to 65.6 million. Car production rose by 3.3% with a small overall reduction in inventories. Most of the growth in production came in Asia, which was 11% up on last year. Europe and North America were 2% ahead. Demand for diesel vehicles continues to be strong in Europe where they represent just under half the total car market. Johnson Matthey has a leading position in the light duty diesel catalyst market which has seen good growth due to strong sales of diesel oxidation catalysts (DOCs) to meet Euro IV emissions regulations.

Estimated Light Vehicle Sales and Production 2005/06

		Year to 31st March		
		2006 millions	2005 millions	Change %
North America	**Sales**	**19.7**	**19.5**	**+1.0%**
	Production	**15.9**	**15.6**	**+1.9%**
Europe	**Sales**	**18.3**	**18.0**	**+1.7%**
	Production	**19.3**	**18.9**	**+2.1%**
Asia	**Sales**	**15.2**	**13.7**	**+10.9%**
	Production	**23.0**	**20.7**	**+11.1%**
	Sales	**65.6**	**63.3**	**+3.6%**

Global	**Production**	**66.3**	**64.2**	**+3.3%**

Source: Global Insight

We are also seeing increasing demand from many of the leading car companies in Europe for catalysed soot filters (CSFs) to remove particulates from diesel exhaust emissions. Although legislation requiring such emission control devices does not come into force in Europe until 2010 many manufacturers are starting to fit these devices much earlier due to public awareness of the environmental and health benefits that they provide. In 2005/06 we commissioned a new factory in Royston, UK to manufacture CSFs and we are putting in new capacity at our South African facility which also supplies the European market. Demand for CSFs increased in the second half of the year and we expect to see further growth in 2006/07.

The market for heavy duty diesel (HDD) catalysts for new vehicles is also beginning to grow. New emission control standards for HDD vehicles came into force in Europe in October 2005 for new models. As yet, less than 10% of the new vehicle fleet is fitted with catalysts. The major growth in this market will occur from October 2006 when all new vehicles sold in Europe will need to meet the new standards. Johnson Matthey is supplying several of the original equipment manufacturers with products to meet the new legislation and expects to have a leading share of the market when the legislation applies to all new vehicles. In the United States similar legislation comes into force at the beginning of January 2007 and Johnson Matthey is again well placed to take a leading market share.

Our business in Asia is performing very well. Over the next decade we expect that most of the growth in world car production will take place in the Asian region. In the financial year 2005/06 we have achieved strong volume growth in China and Japan and our operations in India and Malaysia also continued to perform well.

In early September we announced plans to build a new autocatalyst factory in South Korea, our fifth in the Asian region. This new plant is being built in Gyeonggi province, 50 kilometres south west of Seoul, where we plan to manufacture catalysts for both diesel and petrol powered vehicles.

Process Catalysts and Technologies (PCT) also achieved good growth in sales and profits in 2005/06. The Ammonia, Methanol, Oil and Gas (AMOG) business was well ahead of 2004/05 with strong demand for catalysts and purification materials for industries where hydrogen or synthesis gas are key intermediates. Sales of edible oil catalysts were also ahead of last year but catalyst sales to the polymer market declined.

On 1st February 2006 we purchased Davy Process Technology Limited (DPT) for a net cost of £24.6 million. DPT develops chemical process technologies and licenses them to customers in the oil, gas and petrochemical industries. In the two months of Johnson Matthey ownership DPT made an

operating profit of £0.8 million.

The acquisition of DPT will provide Johnson Matthey with additional opportunities to grow its sales of catalysts and technologies into emerging markets. The high oil price and moves towards low carbon energy are transforming the market for catalysts and purification materials used in oil, gas and petrochemicals. We have significantly increased our R&D expenditure on the development of catalysts for the production of clean synthetic liquid products from a wide range of hydrocarbon feedstocks which will be a substantial growth market for PCT in the medium term.

The division's Research Chemicals business achieved good growth, successfully integrating the operations of Lancaster Synthesis which was acquired last year. A new combined catalogue was issued during the year which should provide a further boost to growth.

The same trends that are increasing demand for new catalysts in PCT have also increased interest in **Fuel Cells** technologies and 2005/06 witnessed significant developments in the fuel cell market, particularly in Europe and Asia. One consequence of these trends has been renewed interest in the use of phosphoric acid fuel cells (PAFCs) for stationary applications. Johnson Matthey has well established technology for components in this area and is collaborating with fuel cell manufacturers on new product development. Another recent development is the emergence of small prototype direct methanol fuel cells used as chargers for mobile phones or power sources for laptop computers. The future development of this new market is still uncertain but the Fuel Cells business is working with a number of major consumer electronics companies to supply catalysts and membrane electrode assemblies (MEAs) for their development programmes.

In 2005/06 the annual cost of our Fuel Cells business on an IFRS basis fell by £0.5 million to £8.1 million. Under IFRS accounting rules £1.6 million of the annual R&D cost was capitalised in 2005/06 (£1.5 million in 2004/05) which lowered the reported cost compared with UK GAAP. The business benefited from an expanded range of customers and initial sales of prototype products to the direct methanol fuel cells' market.

Precious Metal Products Division's sales fell by 7% to £2,962 million. The fall reflected the withdrawal from gold refining in the UK in 2004/05 and a reduction in trading activity in the first half of the year compared with the first half of 2004/05. Operating profit (before impairment and restructuring costs) rose by 20% to £62.2 million. Much of the growth in operating profit was generated by the manufacturing businesses.

Colour Technologies, which was transferred into the division following the restructuring of the former Colours & Coatings Division, achieved good growth in profits benefiting from cost reductions undertaken last year and good sales of automotive glass enamels particularly in the North American and Asian markets. Similarly, the division's gold and silver businesses benefited from the closure of its

UK bullion refinery, which had been loss making, and the transfer of some of its business to our North American refineries. The division's platinum group metal (pgm) fabrication businesses also achieved good growth with increasing sales to the industrial sector and strong demand for medical device components.

Pgm Refining was transferred from Catalysts into Precious Metal Products Division at the beginning of the financial year. In 2005 we announced a plan to restructure the business in the UK and reduce the quantity of precious metals held in the refinery. As a result of the successful completion of this plan over £20 million of net cash has been generated from metal reduction. Some parts of the process have been changed and £6.0 million of fixed assets, which will no longer be used, were written off in 2005/06.

Profits from the division's marketing and trading operations were better than in 2004/05 particularly in the second half of the year. Higher average pgm prices and increased price volatility, especially in the rhodium market, provided more favourable trading conditions. The price of platinum reached its peak for 2005/06 of $1,084/oz in March 2006, an all time high in dollar terms. The rise in the platinum price gathered pace as the year progressed with speculative buying, particularly in Japan, adding to the strong supply and demand fundamentals that have been seen for a number of years. The average price for the year was $942/oz, an 11% increase on 2004/05.

Total consumption of platinum increased once more in 2005/06, a pattern unbroken since 1992. Demand for platinum in autocatalysts increased by 9% with much of the growth generated in Europe where diesel vehicles, which predominantly use platinum catalysts, accounted for nearly 50% of light duty vehicle registrations. However, usage in jewellery fell as the rising price of platinum encouraged de-stocking and recycling of old jewellery. Supplies of platinum increased, although at a lower rate than anticipated as South African producers had a number of unforeseen difficulties in reaching their expansion targets. Overall, supplies fell short of demand for the seventh consecutive year, contributing to the trend of rising platinum prices.

The palladium price also reached a peak for 2005/06 in March, touching $345/oz. Supply and demand fundamentals became increasingly irrelevant as hedge funds and institutional investors extended already substantial long positions in the market. The average price for the year was $228/oz, a modest increase of 4% on 2004/05. Physical demand for palladium increased in 2005/06, a third successive year of rising consumption after a slump in 2002/03. Autocatalyst demand was broadly flat whereas demand from the burgeoning market for palladium jewellery in China grew by more than 50%. Palladium supplies were slightly lower than in 2004/05 due to a reduction in Russian stock sales. Although the physical market was once again in surplus, this was overshadowed by activity in the investment market.

The price of rhodium rose sharply in 2005/06, reaching a peak of $4,350/oz in March. The average price of $2,544/oz was more than double the average for 2004/05. Strong demand from the automotive and glass industries coupled with speculative interest left little metal to be offered in the spot market. This additional pressure on a market which was already tight and illiquid inevitably caused prices to rise dramatically.

Pharmaceutical Materials Division's sales rose by 2% to £134 million with a recovery in the second half of the year. Operating profit fell by 15% to £33.8 million as a result of reduced income from carboplatin, which went off patent in October 2004, and lower revenues in the division's contract research business.

The division's European businesses performed well in the year. The fall in profits all occurred in the United States, although trading improved in the second half. Much of the future growth in the US business is expected to come from the launch of new generic products by our customers. These product launches can be subject to delays in the US courts, which occurred in 2005/06 when we had hoped to benefit from the launch of a significant new generic controlled drug. We still hope to benefit from the launch of that product in 2006/07 but timing remains uncertain.

Despite carboplatin going off patent the outlook for platinum anticancer drugs remains encouraging. The market continues to grow and Johnson Matthey is the leading supplier of platinum containing active pharmaceutical ingredients (APIs) to the US market. Johnson Matthey originally discovered Satraplatin®, a potential new drug to treat prostate cancer which is currently in Phase III clinical trials, and the company will receive royalty and manufacturing income if this product is successfully launched.

Macfarlan Smith, based in Edinburgh, UK, performed well with sales and profits ahead of 2004/05. Sales were up in most product areas with good growth in both bulk opiates and low volume, high potency products, mainly analgesics, where new capacity was installed in 2004/05. The major expansion programme to increase capacity to manufacture specialist opiates (oxycodone, hydromorphone and buprenorphine), demand for which is growing rapidly, was completed on time and has now been commissioned.

Ceramics is shown as a stand alone division this year following the restructuring of our Colours & Coatings Division. That restructuring included the sale of our Pigments & Dispersions business, transfer of the Colour Technologies business to Precious Metal Products Division and closure or consolidation of a number of smaller manufacturing units.

The net impact has been to significantly reduce the cost base which has improved operating profit and margins. Ceramics Division also successfully grew its sales in 2005/06 by 10% to £182 million. Operating profit increased by 13% to £21.3 million.

The division, headquartered in Spain, is a global supplier of decorative materials to the ceramic industries particularly tile manufacturing. It is realising the benefits of the investments made in recent years to position it as one of the lowest cost global producers.

Sales were strong in China, which has a large and growing tile market and where the division has a factory to supply local consumption. Growth in Europe was less strong, with our Italian and Spanish customers, who export around 50% of their production outside the euro zone, continuing to suffer downward pressure on volumes and prices, due to the strength of the euro. However, sales into Eastern Europe, especially Poland and Russia, showed good growth as the region's manufacturing base continued to expand.

Finance

Exchange Rates

The main impact of exchange rate movements on the group's results comes from the translation of foreign subsidiaries' profits into sterling. A quarter of the group's profits are made in North America, mainly in the USA. After several years of weakness the US dollar strengthened from an average rate of \$1.85/£ in 2004/05 to an average of \$1.79/£ in 2005/06. Some south east Asian currencies, notably the Chinese renminbi and the Hong Kong dollar also strengthened. The average rate for the euro was unchanged at €1.47/£, while the South African rand strengthened slightly from R11.5/£ to R11.4/£. Overall, exchange translation benefited operating profit by £4.0 million compared with 2004/05.

Interest

The group's net interest charge rose by £1.7 million to £14.7 million. Average interest rates for floating rate US dollars increased by nearly 2% from the very favourable levels experienced in 2004/05, which more than offset the benefit of lower average borrowings.

Taxation

The group's tax charge rose by £16.0 million to £62.5 million. The increase largely reflected the tax relief on restructuring costs included in last year's results. On an underlying basis the average tax rate was unchanged at 29.3%. The group continues to benefit from tax credits on R&D expenditure. We reached agreement with HM Revenue & Customs in the UK on several years' tax assessments which resulted in a repayment of tax which benefited the group's cash flow. That amount had already been recognised in current tax so there was no impact on earnings.

Cash Flow

Johnson Matthey's net cash flow from operating activities rose by 16% to £212.3 million. Under the new IFRS rules net cash flow from operating activities includes taxation which benefited from the settlement in the UK. Working capital increased by £40.6 million despite the inventory reduction in Pgm Refining, largely as a result of the dramatic increase in the rhodium price and the increased prices of some other materials which affected both inventories and receivables.

Capital expenditure for the year was £124.0 million which was 1.8 times depreciation. Most of the investment was focused on Catalysts Division, with the other divisions spending at levels close to depreciation.

Environmental Catalysts and Technologies spent £65 million in the year with major investments on new capacity to manufacture CSFs and HDD catalysts. We have built a new factory at Royston, UK to manufacture diesel products and are investing heavily in new capacity at our facility near Philadelphia, to produce similar products in the USA. We are also expanding rapidly in Asia with additional capacity in Japan and a new factory in Korea. In Process Catalysts and Technologies we have added capacity in AMOG to meet demand for catalysts for hydrogen production and the expanding methanol market.

Despite the significant investment in capital expenditure the group generated a positive free cash flow of £23.2 million before acquisitions and share purchases.

We completed our previously announced programme of share buy-backs in the year acquiring additional shares for the Johnson Matthey Employee Share Ownership Trust (ESOT). The net cash outflow on share purchases amounted to £25.9 million. In February 2006 we acquired Davy Process Technology Limited for a net cost, including debt acquired, of £24.6 million. Including the effect of exchange translation on foreign currency borrowings the group's net debt rose by £42.4 million to £412.0 million.

Pensions

The surplus on the group's UK pension schemes increased by £24.9 million to £68.7 million on an IFRS basis at 31st March 2006. The investment performance of the fund for the year was very good reflecting favourable market conditions, but liabilities also increased mainly as a result of a fall in the discount rate used to measure them.

Worldwide, including provisions for the group's post-retirement healthcare schemes, the group had a net surplus of £18.8 million on employee benefit obligations compared with a net deficit of £3.0 million

at 31st March 2005.

Capital Structure

In 2005/06 we invested significantly in future growth. Capital expenditure amounted to 1.8 times depreciation and R&D increased by 9%. In addition we acquired DPT and bought back 1.9 million shares. Net debt increased by £42.4 million to £412.0 million but equity also increased by £114.6 million to £1,044.5 million, reflecting good earnings growth and an increased surplus in the group's UK pension fund. Gearing (debt / equity) was slightly lower at 39.4%.

Our policy is to maintain a strong balance sheet and use the cash generated to invest in organic growth and bolt-on acquisitions. In the current financial year we expect to continue to invest at a high level to enable us to take full advantage of the current and future market opportunities arising in our businesses. Capital expenditure is planned to be 1.6 times depreciation and we expect working capital to increase, particularly at the end of the financial year, when the US market for HDD emission control products will start to grow rapidly.

Despite this continued investment we have capacity in the balance sheet for increased borrowing. We therefore plan to raise the group's gearing to 50% over the next two years by adding bolt-on acquisitions and buying back further shares. In aggregate we expect to spend at least £200 million on these initiatives both of which should be earnings accretive. We also plan to continue to increase dividends in line with earnings growth.

Outlook

The outlook for the next few years continues to be very encouraging. We expect the group to achieve strong top line growth from the introduction of new products and generate good growth in earnings.

New legislation on HDD vehicle emissions in Europe will apply to all new vehicles in October 2006. New legislation in the US starts in January 2007 and will impact our sales in the final quarter of the financial year. By the end of 2008 we expect the market for catalysts for new HDD vehicles to reach US$700 million (higher than our previous estimate reflecting the use of more expensive substrates and filters). Johnson Matthey is expecting to achieve a leading share of this market. In addition, demand for CSFs for light vehicles is strong and sales are expected to grow steadily in 2006/07.

The markets for PCT's catalysts have also improved in the last year as a result of high energy prices and increased environmental concerns. The acquisition of Davy Process Technology has enhanced Johnson Matthey's technological position in this market and medium term growth prospects are very good.

In 2006/07 Precious Metal Products Division should continue to benefit from the favourable conditions in the platinum group metal markets. Pharmaceutical Materials' growth will depend on the timing of customers' new product launches. Ceramics is expected to trade at similar levels to 2005/06 and be strongly cash generative. The US dollar has weakened again in the current financial year which will adversely affect exchange translation if it remains at current levels. Overall, we expect growth in earnings to be stronger in the second half of 2006/07 than the first driven by increasing demand for diesel catalyst products.

We will continue to increase our investment in R&D to maintain Johnson Matthey's technology leadership positions. We believe that many of the existing and emerging markets for catalysts will show significant growth over the next decade and Johnson Matthey is well placed to benefit from these new market opportunities.

Consolidated Income Statement

for the year ended 31st March 2006

	Notes	2006 £ million
Revenue	2	**4,755.9**
Cost of materials sold		**(3,946.0)**
Net revenues		**809.9**
Other cost of sales		**(397.7)**
Gross profit		**412.2**
Distribution costs		**(85.9)**
Administrative expenses		**(91.6)**
Impairment and restructuring costs	4	**(6.0)**
Operating profit	2,3	**228.7**
Interest payable		**(31.7)**
Interest receivable		**17.0**
Share of (loss) / profit of associates		**(0.2)**
Profit before tax		**213.8**
Income tax expense	5	**(62.5)**
Profit for the year from continuing operations		**151.3**
Loss for the year from discontinued operations		**-**
Profit for the year		**151.3**
Attributable to:		
Equity holders of the parent company		**152.1**
Minority interests		**(0.8)**
		151.3

		pence
Earnings per ordinary share attributable to the equity holders of the parent company		
Continuing operations		
Basic	6	**70.8**
Diluted	6	**70.5**
Total		
Basic	6	**70.8**
Diluted	6	**70.5**

Consolidated Balance Sheet

as at 31st March 2006

	Notes	2006 £ million
Assets		
Non-current assets		
Property, plant and equipment		**661.1**
Goodwill		**402.4**
Other intangible assets		**41.3**
Investments in associates		**4.3**
Deferred income tax assets		**4.4**
Available-for-sale investments		**5.9**
Other receivables		**0.2**
Post-employment benefits net assets		**75.0**
Total non-current assets		**1,194.6**
Current assets		
Inventories		**345.8**
Current income tax assets		**3.6**
Trade and other receivables		**478.5**
Available-for-sale investments		**0.1**
Cash and deposits	9	**133.0**
Other financial assets		**3.2**
Other current assets		**7.1**
Total current assets		**971.3**
Total assets		**2,165.9**
Liabilities		
Current liabilities		
Trade and other payables		**(385.2)**
Current income tax liabilities		**(66.0)**
Borrowings and finance leases	9	**(90.3)**
Other financial liabilities		**(4.2)**
Provisions		**(9.1)**
Total current liabilities		**(554.8)**
Non-current liabilities		

Borrowings, finance leases and related swaps	9	(454.7)
Deferred income tax liabilities		(49.7)
Employee benefits obligations		(56.2)
Provisions		(5.2)
Trade and other payables		(0.8)
Total non-current liabilities		(566.6)
Total liabilities		(1,121.4)
Net assets		1,044.5

Equity		
Share capital		220.2
Share premium account		144.4
Shares held in employee share ownership trusts		(63.0)
Other reserves		28.5
Retained earnings		708.0
		1,038.1
Minority interests		6.4
Total equity	10	1,044.5

Consolidated Cash Flow Statement

for the year ended 31st March 2006

	Notes	2006 £ million
Cash flows from operating activities		
Profit before tax		213.8
Adjustments for:		
Share of loss / (profit) in associates		0.2
Discontinued operations		-
Depreciation, amortisation and profit on sale of non-current assets and investments		76.7
Share-based payments		3.2
Increase in inventories		(25.6)
(Increase) / decrease in receivables		(78.7)
Increase in payables		63.7
(Decrease) / increase in provisions		(18.1)
Employee benefits obligations charge less contributions		(9.3)
Changes in fair value of financial instruments		(12.4)
Net interest		14.7
Income tax paid		(15.9)
Net cash inflow from operating activities		212.3
Cash flows from investing activities		
Dividends received from associates		0.1
Purchases of non-current assets and investments		(120.3)
Proceeds from sale of non-current assets and investments		5.7
Purchases of businesses and minority interests		(24.3)

Net proceeds from sale of business		-
Net cash outflow from investing activities		**(138.8)**
Cash flows from financing activities		
Net purchase of own shares		(25.9)
Proceeds from / (repayment of) borrowings and finance leases		82.3
Dividends paid to equity holders of the parent company	7	(60.4)
Dividends paid to minority shareholders		(0.2)
Interest paid		(30.6)
Interest received		16.6
Net cash outflow from financing		**(18.2)**
Increase / (decrease) in cash and cash equivalents in the year		55.3
Exchange differences on cash and cash equivalents		5.8
Cash and cash equivalents at beginning of year		64.0
Cash and cash equivalents at end of year	9	**125.1**
Reconciliation to net debt		
Increase / (decrease) in cash and cash equivalents in the year		55.3
(Proceeds from) / repayment of borrowings and finance leases		(82.3)
Change in net debt resulting from cash flows		(27.0)
Borrowings acquired with subsidiaries		(1.4)
Exchange differences on net debt		(13.4)
Movement in net debt in year		(41.8)
Net debt at beginning of year (after adjustment to opening position for IAS 39)	11	(370.2)
Net debt at end of year	9	**(412.0)**

Consolidated Statement of Recognised Income and Expense

for the year ended 31st March 2006

	Notes	2006 £ million
Currency translation differences on foreign currency net investments and related loans		42.3
Fair value gain on available-for-sale investments transferred to profit on sale		(0.8)
Cash flow hedges - losses taken to equity		(3.6)
Cash flow hedges - transferred to income statement in the year		(2.6)
Fair value losses on net investment hedges		(12.5)
Actuarial gain / (loss) on post-employment benefits assets and liabilities		19.6
Tax on above items taken directly to or transferred from equity		(7.8)
Net income / (expense) recognised directly in equity		34.6
Profit for the year		151.3
Total recognised income and expense relating to the year		185.9
IFRS transition adjustment for financial instruments	11	2.7
		188.6
Total recognised income and expense attributable to:		
Equity holders of the parent company		186.7

Minority interests	(0.8)	-
	185.9	-

Notes on the Preliminary Accounts

for the year ended 31st March 2006

1 Basis of preparation

Following a European Union Regulation issued in 2002, with effect from 1st April 2005 the group is reporting its results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and so its annual report and accounts for the year ended 31st March 2006 are prepared under IFRS. Previous accounts were prepared under UK Generally Accepted Accounting Principles (UK GAAP) and reconciliations converting the group's results from UK GAAP to IFRS for the year ended 31st March 2005 and the balance sheet at 1st April 2004 (the date of transition) are presented in note 14.

The financial information contained in this release does not constitute the company's statutory accounts for the years ended 31st March 2006 or 31st March 2005 but is derived from those accounts and the reconciliations from UK GAAP to IFRS. The IFRS accounting policies used are presented towards the end of this release. Statutory accounts for 2005 have been delivered to the Registrar of Companies and those for 2006 will be delivered following the company's Annual General Meeting. The auditors' reports on those accounts were unqualified and did not contain any statement under sections 237(2) and 237(3) of the Companies Act 1985. The accounts for the year ended 31st March 2006 were approved by the Board of Directors on 30th May 2006.

As described in the notes on the IFRS restatement (unaudited) in the annual report and accounts for the year ended 31st March 2005, the group has changed its segments under IFRS from those shown under UK GAAP in the accounts for the year ended 31st March 2005. Colour Technologies, which formed part of Colours & Coatings Division, was transferred to Precious Metal Products Division. Ceramics, which comprised the remaining part of Colours & Coatings Division, is shown as a separate segment. Platinum Group Metal Refining, which was part of Catalysts Division, has been transferred to Precious Metal Products Division.

2 Segmental information by business segment

	Catalysts £ million	Precious Metal Products £ million	Pharmaceutical Materials £ million	Ceramics £ million	Eliminatior £ millic
Year ended 31st March 2006					
Sales to external customers	1,477.4	2,962.4	133.9	182.2	-
Inter-segment sales	17.4	676.9	1.2	4.4	(699.9
Total revenue	1,494.8	3,639.3	135.1	186.6	(699.9
External sales excluding precious metals	786.4	245.4	127.2	182.2	-
Segment result before impairment and restructuring costs	134.2	62.2	33.8	21.3	-
Impairment and restructuring costs	-	(6.0)	-	-	-
Segment result	134.2	56.2	33.8	21.3	-
Unallocated corporate expenses					
Operating profit					
Net interest payable					

Share of loss of associates	(0.2)	-
Profit before tax		
Income tax expense		
Profit for the year		

2 **Segmental information by business segment (continued)**

	Catalysts £ million	Precious Metal Products £ million	Pharmaceutical Materials £ million	Ce £
Year ended 31st March 2006 (continued)				
Segment assets	**1,118.4**	**305.8**	**331.3**	
Investments in associates	**-**	**4.3**	**-**	
Cash and deposits				
Current and deferred income tax assets				
Post-employment benefits net assets				
Unallocated corporate assets				
Total assets				
Segment liabilities	**206.5**	**117.1**	**24.1**	
Borrowings, finance leases and related swaps				
Current and deferred income tax liabilities				
Employee benefits obligations				
Unallocated corporate liabilities				
Total liabilities				
Segment capital expenditure	**89.2**	**13.7**	**9.9**	
Corporate capital expenditure				
Total capital expenditure				
Segment depreciation and amortisation	**39.8**	**13.0**	**10.0**	
Corporate depreciation				
Total depreciation and amortisation				
Significant non-cash expenses other than depreciation	**-**	**7.7**	**-**	
Year ended 31st March 2005				
Sales to external customers	1,157.2	3,171.0	131.8	
Inter-segment sales	34.8	496.2	0.2	
Total revenue	1,192.0	3,667.2	132.0	
External sales excluding precious metals	672.1	224.8	124.6	
Segment result before impairment and restructuring costs	122.5	52.0	39.8	
Impairment and restructuring costs	(3.0)	(30.0)	-	
Segment result	119.5	22.0	39.8	
Unallocated corporate expenses				
Operating profit				

Net interest payable		
Share of profit of associates	0.5	
Profit before tax		
Income tax expense		
Profit for the year from continuing operations		
Loss for the year from discontinued operations		
Profit for the year		

2 Segmental information by business segment (continued)

	Catalysts £ million	Precious Metal Products £ million	Pharmaceutical Materials £ million	Ceramics £ million
Year ended 31st March 2005 (continued)				
Segment assets	907.2	237.1	326.5	155.7
Investments in associates	-	4.7	-	0.1
Cash and deposits				
Current and deferred income tax assets				
Post-employment benefits net assets				
Unallocated corporate assets				
Total assets				
Segment liabilities	142.3	79.9	22.1	32.3
Borrowings, finance leases and related swaps				
Current and deferred income tax liabilities				
Employee benefits obligations				
Unallocated corporate liabilities				
Total liabilities				
Segment capital expenditure	64.4	13.4	16.8	2.8
Capital expenditure on discontinued operations				
Corporate capital expenditure				
Total capital expenditure				
Segment depreciation and amortisation	36.0	13.2	9.6	6.0
Depreciation on discontinued operations				
Corporate depreciation				
Total depreciation and amortisation				
Significant non-cash expenses other than depreciation	0.7	7.8	-	-

3 Effect of exchange rate changes on translation of foreign subsidiaries' operating profits

Average exchange rates used for translation of results of foreign operations

US dollar / £

Euro / £
South African rand / £

The main impact of exchange rate movements on the group's operating profit comes from the translation of foreign subsidiaries' profits into sterling. The one significant exception is the South African rand where the translational impact is more than offset by the impact of movements in the rand on operating margins. Consequently the analysis below excludes the translational impact of the rand.

	At this year's rates £ million
Catalysts	**134.2**
Precious Metal Products	**62.2**
Pharmaceutical Materials	**33.8**
Ceramics	**21.3**
Unallocated corporate expenses	**(16.8)**
Operating profit before impairment and restructuring costs	**234.7**

4 Impairment and restructuring costs

	£ mi
Impairment of UK Pgm Refining assets	
Closure of UK gold and silver bullion refinery	
Restructuring of UK Pgm Refining	
Restructuring of Colour Technologies following disposal of Pigments & Dispersions	
Restructuring of Ceramics following disposal of Pigments & Dispersions	
Acquisition integration costs for Activated Metals and Chemicals, Inc.	
Acquisition integration costs for Lancaster Synthesis	

5 Income tax expense

	£ mi
United Kingdom	[illegible]
Overseas	[illegible]
	[illegible]

The group's share of associated undertakings' taxation for the year ended 31st March 2006 was £ nil (2005 £ nil).

6 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 214,895,523 shares in issue (2005 - 217,005,241 shares). The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive

plan. These adjustments give rise to an increase in the weighted average number of shares in issue of 967,320 shares (2005 - 497,097 shares).

Earnings per ordinary share before impairment and restructuring costs are calculated as follows:

	£ mi
Profit for the year attributable to equity holders of the parent company	15
Loss for the year from discontinued operations	
Impairment and restructuring costs	
Tax thereon	(
Profit for the year before impairment and restructuring costs	15
	p
Basic EPS before impairment and restructuring costs	7

7 Dividends

A final dividend of 21.0 pence per ordinary share has been proposed by the board which will be paid on 1st August 2006 to shareholders on the register at the close of business on 9th June 2006. The estimated amount to be paid is £44.9 million. In accordance with IFRS accounting requirements this dividend has not been recognised in these accounts

	£ mi
2003/04 final ordinary dividend paid - 18.2 pence per share	
2004/05 interim ordinary dividend paid - 8.7 pence per share	
2004/05 final ordinary dividend paid - 19.0 pence per share	4
2005/06 interim ordinary dividend paid - 9.1 pence per share	1
	6

8 Share purchases

During the year the employee share ownership trusts (ESOTs) purchased a further 1,893,000 shares at a cost of £25.3 million. In April 2005 the ESOTs paid £5.9 million for 590,000 shares which had been purchased in the last week of March 2005.

9 Net debt

	2006	2
	£ million	£ mi
Cash and deposits	133.0	7
Bank overdrafts	(7.9)	(14
Cash and cash equivalents	125.1	6
Current other borrowings and finance leases	(82.4)	(22
Non-current borrowings, finance leases and related swaps	(454.7)	(411
Net debt	(412.0)	(369

10 Changes in equity

	2006 £ million	2 £ mi
Equity at end of prior year	**929.9**	90
IFRS transition adjustment for financial instruments (note 11)	**2.7**	
Equity at beginning of year	**932.6**	90
Total recognised income and expense relating to the year	**185.9**	10
Dividends paid to equity holders of the parent company	**(60.4)**	(5
Dividends payable to minority interests	**(0.3)**	(
Purchase of minority interest	**-**	(
New share capital subscribed	**5.3**	
Purchase of own shares	**-**	(1
Purchase of shares for ESOTs	**(25.3)**	(
Share-based payments	**7.6**	
Cost of shares transferred to employees	**(4.4)**	(
Tax on items taken directly to or transferred from equity	**3.5**	
Equity at end of year	**1,044.5**	92

11 IFRS transition adjustment for financial instruments

The adjustment to the balance sheet at 1st April 2005 for the implementation of IAS 32, IAS 39 and IFRS 4 is:

	£ mi
Current available-for-sale investments	
Other financial assets	
Current trade and other payables	(
Other financial liabilities	(
Non-current borrowings, finance leases and related swaps	(
Deferred income tax liabilities	(1
Net assets	
Hedging reserve	
Available-for-sale reserve	
Retained earnings	(
Total equity	

12 Acquisition of Davy Process Technology

On 1st February 2006 the group acquired 100% of the issued share capital of Davy Process Technology Limited (DPT). DPT develops chemical process technologies and licenses them to customers in the oil, gas and petrochemical industries. Its revenue is generated through the licensing of its proprietary technologies and from the sale of associated basic engineering packages, catalysts, specialist equipment and other services.

The value of the net assets acquired is provisional, pending detailed investigation into the liabilities acquired and obtaining a surveyor's report on a building acquired. The net assets acquired were:

	Carrying amounts under IFRS

	immediately prior to acquisition £ million	Fair value adjustments £ million
Property, plant and equipment	11.4	(0.8)
Intangible assets - customer contracts and relationships	-	6.7
Intangible assets - patents	-	1.9
Non-current available-for-sale investments	3.4	-
Deferred income tax assets	0.8	(0.7)
Trade and other receivables	14.9	(0.3)
Cash and deposits	17.4	-
Trade and other payables	(20.6)	(1.5)
Current income tax liabilities	(1.4)	-
Non-current borrowings	(1.4)	-
Employee benefit obligations	(3.7)	(1.0)
Provisions	(3.8)	(2.6)
Total net assets acquired	17.0	1.7
Goodwill on acquisition		

Satisfied by:

Purchase consideration - cash
Costs incurred - cash

Net cash outflow arising on acquisition

Cash consideration and costs
Cash and cash equivalents acquired
Net cash outflow
Borrowings acquired
Increase in net debt

The goodwill arising is attributable to future research and sales synergies arising from the combination.

From 1st February 2006 its results are included in Catalysts and were:

Operating profit before amortisation of intangible assets recognised on acquisition by Johnson Matthey
Amortisation of intangible assets recognised on acquisition by Johnson Matthey
Operating profit
Net interest receivable
Profit before tax
Income tax expense
Net profit

13 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventorie to meet all the obligations under these lease arrangements as they fall due. At 31st March 2006 precious metal leases were £93.2 million (2005 £102.1 million).

14 Reconciliations from UK GAAP to IFRS

Reconciliations of profit before tax and net assets

	Explanation	Year ende 31st Marcl 200: £ millio
Profit before tax under UK GAAP		131.(
Discontinued operations	a	14.!
Goodwill amortisation	b	20.!
Goodwill amortisation on associates	b	0.'
Development capitalised in the period	c	5.4
Amortisation of capitalised development	c	(1.1
Share options and long term incentive plan	d	(4.1
Employee benefits	e	0.:
Profit before tax under IFRS		167.4

	Explanation	31st Marcl 200: £ millio
Net assets under UK GAAP		868.7
Goodwill amortisation	b	20.!
Goodwill amortisation on associates	b	0.'
Net capitalised development	c	15.!
Bid value adjustment for post-employment schemes' assets	e	(2.0
Additional accruals for other short term and long term employee benefits	e	(3.5
Deferred tax adjustments	g	(10.7
Dividends	h	40.!
Net assets under IFRS		929.!

Explanation of major differences between UK GAAP and IFRS

a) Under IFRS 5 - 'Non-current Assets Held for Sale and Discontinued Operations' the post tax profit of discontinued operations and the post tax loss on disposal of those operations have been disclosed as a single amount towards th bottom of the income statement. Also, under IFRS 1 - 'First-time Adoption of International Financial Reporting Standards' goodwill recognised under previous GAAP as a deduction from equity is not transferred to the income statement on disposal of the subsidiary.

b) Under IFRS 3 - 'Business Combinations' amortisation of goodwill is no longer required but instead annual impairment reviews have to be performed. Johnson Matthey has elected to take advantage of the exemption allowe under IFRS 1 not to recalculate goodwill for all business combinations. Therefore the group has not adjusted

its carrying amount of goodwill at 1st April 2004 (the group's date of transition) from that previously disclosed under UK GAAP. The main adjustment to goodwill on the balance sheet is to reverse all amortisation charged since 1st April 2004.

14 Reconciliations from UK GAAP to IFRS (continued)

Explanation of major differences between UK GAAP and IFRS (continued)

c) Under IAS 38 - 'Intangible Assets' the group has to capitalise all development expenditure which meets the recogniti criteria laid down in the standard and then amortise the asset over its useful life once it is available for use. Under UK GAAP Johnson Matthey did not capitalise any development expenditure. Under IFRS, assets have been recognised in Catalysts Division for some development expenditure on heavy duty diesel catalysts and fuel cell components. The group believes that all other development expenditure is for incremental improvements to existinc processes or for projects in an early stage of development and so no assets have been recognised.

In addition, under IAS 38 any capitalised software that is not an integral part of the related hardware is reclassified fr property, plant and equipment to intangible assets.

d) Under IFRS 2 - 'Share-based Payment' the group has to recognise a charge to income in respect of the fair value of outstanding share options granted to employees and shares allocated to employees under the long term incentive plan after 7th November 2002. The fair value has been calculated using an adjusted Black-Scholes options valuatio model and is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

e) As Johnson Matthey had already adopted FRS 17, the recent UK GAAP standard for post-retirement benefits, the oı adjustments needed for post-employment benefits under IAS 19 - 'Employee Benefits' are to put the net return on retirement benefits assets and liabilities into operating profit, to change the market value of the pension schemes' assets from mid-market value to bid value on the balance sheet and to move the deferred tax balances on the net post-employment assets / obligations to deferred tax.

The other adjustments under IAS 19 are to accrue for paid annual leave and other short and long term employee benefits.

f) Under IAS 28 - 'Investments in Associates' the group's share of the profit of its associates is shown on a post tax ba: unlike UK GAAP where the group's share of the operating profit of its associates was shown and the group's share c its associates' interest and tax were shown in interest and income tax expense respectively.

g) Under IAS 12 - 'Income Taxes' the group is providing for deferred tax on capital gains rolled over, capital gains on intra group loans and capital losses which it did not provide for under UK GAAP. Other adjustments are to provide f deferred tax on the other IFRS accounting changes. Also, IAS 12 does not allow the offset of tax assets and liabilitie and so the group has grossed up its current tax assets and liabilities and its deferred tax assets and liabilities.

h) Under IAS 10 - 'Events After the Balance Sheet Date' dividends declared after the balance sheet date are not recognised as a liability on the balance sheet.

i) Under IAS 17 - 'Leases' the group's precious metal leases are categorised as operating leases and so they, and the related inventory, are removed from the balance sheet and are reported as a note on the accounts.

j) There are a number of other reclassifications on the balance sheet mainly to separate out current and non-current assets and liabilities in accordance with IAS 1 - 'Presentation of Financial Statements'.

k) As required under IAS 21 - 'The Effects of Changes in Foreign Exchange Rates' exchange differences arising on translation of subsidiaries' results and net assets are now shown as a separate component of equity. The group has taken advantage of the exemption allowed in IFRS 1 to deem the cumulative translation difference for all overseas subsidiaries and associates to be zero at 1st April 2004.

14 Reconciliations from UK GAAP to IFRS (continued)

Reconciliation of consolidated balance sheet as at 1st April 2004

	Explanation	UK GAAP £ million	IFRS adjustments £ million
Assets			
Non-current assets			
Property, plant and equipment	c	608.1	(11.9)
Goodwill		377.1	-
Other intangible assets	c	-	23.1
Investments in associates		4.6	-
Deferred income tax assets	g	5.4	6.9
Available-for-sale investments		0.9	-
Post-employment benefits net assets	e	31.5	11.6
Total non-current assets		1,027.6	29.7
Current assets			
Inventories	i, j	417.3	(134.5)
Current income tax assets	g	-	0.9
Trade and other receivables		382.0	-
Available-for-sale investments		1.6	-
Cash and deposits		106.5	-
Other current assets	j	-	7.1
Total current assets		907.4	(126.5)
Total assets		1,935.0	(96.8)
Liabilities			
Current liabilities			
Trade and other payables	e, h	(316.6)	36.7
Precious metal leases	i	(127.4)	127.4
Current income tax liabilities	g	(42.3)	(0.9)
Borrowings and finance leases		(46.5)	-
Short term provisions	j	-	(20.3)
Total current liabilities		(532.8)	142.9
Non-current liabilities			
Borrowings and finance leases		(454.5)	-
Deferred income tax liabilities	e, g	(20.4)	(21.2)
Employee benefits obligations	e, j	(28.0)	(12.5)
Long term provisions	j	(27.0)	22.0
Trade and other payables		(0.7)	-

Total non-current liabilities	(530.6)	(11.7)
Total liabilities	(1,063.4)	131.2
Net assets	871.6	34.4
Equity		
Share capital	220.6	-
Share premium	137.1	-
Shares held in employee share ownership trusts	(28.8)	-
Other reserves	4.4	0.5
Retained earnings	528.9	33.9
	862.2	34.4
Minority interests	9.4	-
Total equity	871.6	34.4

14 Reconciliations from UK GAAP to IFRS (continued)

Reconciliation of consolidated income statement for the year ended 31st March 2005

			IFRS adjustments	
			Discontinued	
		UK GAAP	operations	Associates
	Explanation	£ million	£ million	£ million
Revenue		4,638.5	(12.3)	-
Cost of materials sold		(3,878.5)	4.7	-
Net revenues		760.0	(7.6)	-
Other cost of sales	c, e	(389.0)	5.5	-
Gross profit		371.0	(2.1)	-
Distribution costs	e	(84.1)	1.0	-
Administrative expenses	d, e	(79.6)	0.7	-
Goodwill amortisation	b	(21.0)	0.1	-
Restructuring costs		(36.7)	-	-
Loss on sale of discontinued operations	a	(15.2)	15.2	-
Operating profit		134.4	14.9	-
Net interest	f	(13.3)	-	0.3
Net return on retirement benefits assets and liabilities	e	9.2	-	-
Share of profit of associates	b, f	0.7	-	(0.3)
Profit before tax		131.0	14.9	-
Income tax expense	g	(44.0)	(2.7)	-
Profit for the year from continuing operations		87.0	12.2	-
Loss for the year from discontinued operations	a	-	(6.4)	-
Profit for the year		87.0	5.8	-
Attributable to:				
Equity holders of the parent company		88.2	5.8	-
Minority interests	c	(1.2)	-	-
		87.0	5.8	-

14 Reconciliations from UK GAAP to IFRS (continued)

Reconciliation of consolidated balance sheet as at 31st March 2005

	Explanation	UK GAAP £ million	adjustm £ m
Assets			
Non-current assets			
Property, plant and equipment	c	604.9	(1
Goodwill	b	354.2	2
Other intangible assets	c	-	2
Investments in associates	b	4.7	
Deferred income tax assets	g	0.8	
Available-for-sale investments		1.9	
Post-employment benefits net assets	e	33.5	1
Total non-current assets		1,000.0	4
Current assets			
Inventories	i, j	416.5	(10
Current income tax assets	g	-	
Trade and other receivables		363.4	
Available-for-sale investments		0.6	
Cash and deposits		78.7	
Other current assets	j	-	
Total current assets		859.2	(9
Total assets		1,859.2	(5
Liabilities			
Current liabilities			
Trade and other payables	e, h	(332.8)	3
Precious metal leases	i	(102.1)	10
Current income tax liabilities	g	(10.1)	(
Borrowings and finance leases		(36.8)	
Short term provisions	j	-	(2
Total current liabilities		(481.8)	11
Non-current liabilities			
Borrowings and finance leases		(411.5)	
Deferred income tax liabilities	e, g	(29.7)	(1
Employee benefits obligations	e, j	(34.6)	(1
Long term provisions	j	(32.2)	2
Trade and other payables		(0.7)	
Total non-current liabilities		(508.7)	(
Total liabilities		(990.5)	11
Net assets		868.7	6
Equity			
Share capital		219.5	
Share premium		139.8	

Shares held in employee share ownership trusts		(37.7)	
Other reserves		6.3	
Retained earnings		533.5	6
		861.4	6
Minority interests	c	7.3	
Total equity		868.7	6

Accounting Policies

for the year ended 31st March 2006

The group's significant accounting policies are:

Basis of accounting and preparation

The accounts are prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or the Standing Interpretations Committee (SIC) as adopted by the European Union. For Johnson Matthey, there are no differences between IFRS as adopted by the Europea Union and full IFRS as published by the International Accounting Standards Board and so the accounts comply with IFRS.

The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained below.

Previous accounts were prepared under UK Generally Accepted Accounting Principles (UK GAAP) and reconciliations converting the group's results from UK GAAP to IFRS for the year ended 31st March 2005 and the balance sheet at 1st April 2004 (the date of transition) are presented in note 14.

Johnson Matthey has taken advantage of the exemption allowed under IFRS 1 - 'First-time Adoption of International Financial Reporting Standards' not to restate comparative information to comply with International Accounting Standard (IAS) 32 - 'Financial Instruments: Disclosure and Presentation', IAS 39 - 'Financial Instruments: Recognition and Measurement' and IFRS 4 - 'Insurance Contracts'. Note 11 details the adjustment to the balance sheet at 1st April 2005 for the implementation o these standards. The group has also adopted the amendment to IAS 19 - 'Employee Benefits', which permits the full recognition of actuarial gains or losses that occur in the year in the statement of recognised income and expense, and the amendment to IAS 39 and IFRS 4, which ensures that financial guarantee contracts are included in the balance sheet where appropriate.

Basis of consolidation

The consolidated accounts comprise the accounts of the parent company and its subsidiaries, including employee share ownership trusts, and include the group's interest in associates.

Entities over which the group has the ability to exercise control are accounted for as subsidiaries. Entities that are not subsidiaries or joint ventures but where the group has significant influence (i.e. the power to participate in the financial and operating policy decisions) are accounted for as associates.

The results and assets and liabilities of associates are included in the consolidated accounts using the equity method of accounting.

The results of businesses acquired or disposed of in the year are consolidated from or up to the effective date of acquisition or disposal respectively. The net assets of businesses acquired are incorporated in the consolidated accounts at their fair values at the date of acquisition.

Transactions and balances between subsidiaries are eliminated. No profit is taken on transactions between subsidiaries and the group's share of profits on transactions with associates is also eliminated.

Revenue
Revenue comprises all sales of goods and rendering of services at the fair value of consideration received or receivable after the deduction of any trade discounts and excluding sales taxes. Revenue is recognised when it can be measured reliably and the significant risks and rewards of ownership are transferred to the customer. With the sale of goods this generally occurs when the goods are despatched or made available to the customer, except for sale of consignment products located at customers' premises where revenue is recognised on notification that the product has been used. With the rendering of services revenue is generally recognised by reference to the stage of completion as measured by the proportion that costs incurred to date bear to the estimated total costs. With royalties this generally occurs in accordance with the substance of the relevant agreement.

Construction contracts
Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion. This is normally measured by the proportion that contract costs incurred to date bear to the estimated total contract costs.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that the total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Foreign currencies
Foreign currency transactions are recorded in local currency at the exchange rate at the date of transaction. Foreign currency monetary assets and liabilities are retranslated into local currency at the exchange rate at the balance sheet date.

Income statements and cash flows of overseas subsidiaries, associates and branches are translated into sterling at the average rates for the year. Balance sheets of overseas subsidiaries, associates and branches, including any fair value adjustments and including related goodwill, are translated into sterling at the exchange rates at the balance sheet date.

Exchange differences arising on the translation of the net investment in overseas subsidiaries, associates and branches, less exchange differences arising on related foreign currency financial instruments which hedge the group's net investment in these operations, are taken to a separate component of equity. The group has taken advantage of the exemption allowed in IFRS 1 to deem the cumulative translation difference for all overseas subsidiaries, associates and branches to be zero at 1st April 2004.

Other exchange differences are taken to operating profit.

Research and development
Research expenditure is charged to the income statement in the year incurred.

Development expenditure is charged to the income statement in the year incurred unless it meets the IFRS recognition criteria for capitalisation. When the recognition criteria have been met any further development expenditure is capitalised as an intangible asset.

Interest
Interest is recognised in the income statement in the year incurred.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment. Finance

costs are not capitalised.

Depreciation is generally provided using the straight line method to write off the cost less estimated residual value over the useful life of the asset. The estimated useful lives vary according to the class of asset, but are typically: leasehold property 30 years (or the life of the lease if shorter); freehold buildings 30 years; and plant and equipment 4 to 10 years. Freehold land is not depreciated.

Goodwill

Goodwill arises on the acquisition of a business when the fair value of the consideration given exceeds the fair value attributed to the net assets acquired. It is subject to annual impairment reviews.

The group has taken advantage of the exemption allowed under IFRS 1 and so goodwill arising on acquisitions made before 1st April 2004 is included at the carrying amount at that date less any subsequent impairments. Up to 31st March 1998 goodwill was eliminated against reserves.

Intangible assets

Intangible assets are stated at cost less any accumulated amortisation and any provision for impairment. They are amortised in accordance with the relevant income stream or by using the straight line method over their useful lives from the time they ar first available for use. The estimated useful lives vary according to the specific asset but are typically: 1 to 8 year for custome contracts and relationships; 3 to 8 years for capitalised software; 3 to 10 years for patents, trademarks and licences; and 3 to 8 years for capitalised development currently being amortised.

Intangible assets which are not yet being amortised are subject to annual impairment reviews.

Leases

Leases are classified as finance leases whenever they transfer substantially all the risks and rewards of ownership to the group. The assets are included in property, plant and equipment or capitalised software and the capital elements of the leasing commitments are shown as obligations under finance leases. The assets are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement.

All other leases are classified as operating leases and the rentals payable are expensed on a straight line basis over the lease term.

Grants

Grants related to assets are included in deferred income and released to the income statement in equal instalments over the expected useful lives of the related assets.

Grants related to income are generally deducted in reporting the related expense.

Precious metal inventories

Inventories of gold, silver and platinum group metals are valued according to the source from which the metal is obtained. Metal which has been purchased and committed to future sales to customers or hedged in metal markets is valued at the price at which it is contractually committed or hedged, adjusted for unexpired contango or backwardation. Other precious metal inventories owned by the group, which are unhedged, are valued at the lower of cost and net realisable value using the weighted average cost formula.

Other inventories

Non precious metal inventories are valued at the lower of cost, including attributable overheads, and net realisable value. Except where costs are specifically identified, the first-in, first-out or weighted average cost formulae are used to value inventories.

Derivative financial instruments

The group uses derivative financial instruments, in particular forward currency contracts and currency swaps, to manage the

financial risks associated with the group's underlying business activities and the financing of those activities. The group does not undertake any trading activity in derivative financial instruments.

Derivative financial instruments are measured at their fair value. Derivative financial instruments may be designated at inception as fair value hedges, cash flow hedges or net investment hedges if appropriate.

Changes in the fair value of any derivative financial instruments that are not designated as or are not determined to be effective hedges are recognised immediately in the income statement.

Changes in the fair value of derivative financial instruments designated as fair value hedges are recognised in the income statement, together with the related changes in the fair value of the hedged asset or liability.

Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognised in equity. If the hedged item results in the recognition of a non-financial asset or liability, the amount recognised in equity is transferred out of equity and included in the initial carrying amount of the asset or liability. Otherwise, the amount recognised in equity is transferred to the income statement in the same period that the hedged item is recognised in the income statement.

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.

Other financial instruments

All other financial instruments are initially recognised at fair value plus transaction costs. Subsequent measurement is as follows:

- Unhedged borrowings are measured at amortised cost.
- Available-for-sale investments are measured at fair value with changes in fair value recognised directly in equity. On disposal of the investment the amount recognised in equity will be transferred to the income statement at the trade date.
- All other financial assets and liabilities, including short term receivables and payables, are measured at amortised cost less any impairment provision.

Cash and cash equivalents

Cash and deposits comprise cash at bank and in hand, including short term deposits with a maturity date of three months or less from the date of acquisition. The group routinely utilises short term bank overdraft facilities, which are repayable on demand, as an integral part of its cash management policy. Therefore cash and cash equivalents in the cash flow statement are cash and deposits less bank overdrafts. Offset arrangements across group businesses have been applied to arrive at the net cash and overdraft figures.

Taxation

Current and deferred tax are recognised in the income statement, except when they relate to items recognised directly in equity when the related tax is also recognised in equity.

Current tax is the amount of income tax expected to be paid in respect of the taxable profits using the tax rates that have beer enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the balance sheet. It is provided using the tax rates that are expected to apply in th period when the asset or liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries, branches and associates where the group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Provisions and contingencies

Provisions are recognised when the group has a present obligation as a result of a past event and a reliable estimate can be made of a probable adverse outcome, for example for warranties, environmental claims and restructurings. Otherwise, materi contingent liabilities are disclosed unless the transfer of economic benefits is remote. Contingent assets are only disclosed if an inflow of economic benefits is probable.

The group considers financial guarantees of its share of the borrowings and precious metal leases of its associates to be insurance contracts. These are treated as contingent liabilities unless it becomes probable that it will be required to make a payment under the guarantee.

Share-based payments and employee share ownership trusts (ESOTs)

The fair value of outstanding share options granted to employees and shares allocated to employees under the long term incentive plan after 7th November 2002 is calculated using an adjusted Black-Scholes options valuation model and the resulting cost is charged to the income statement over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

The group provides finance to the ESOTs to purchase company shares on the open market. Costs of running the ESOTs are charged to the income statement. The cost of shares held by the ESOTs are deducted in arriving at equity until they vest unconditionally in employees.

Pensions and other post-employment benefits

The group operates a number of contributory and non-contributory plans, mainly of the defined benefit type, which require contributions to be made to separately administered funds.

The costs of the defined contribution plans are charged to the income statement as they fall due.

For defined benefit plans, the group recognises the net assets or liabilities of the schemes in the balance sheet. Obligations are measured at present value using the projected unit credit method and a discount rate reflecting yields on high quality corporate bonds. Assets are measured at their fair value at the balance sheet date. The changes in scheme assets and liabilities, based on actuarial advice, are recognised as follows:

- The current service cost is spread over the period during which benefit is expected to be derived from the employees' services based on the most recent actuarial valuation and is deducted in arriving at operating profit.
- The interest cost, based on the discount rate at the beginning of the year and the present value of the defined benefit obligation during the year, is included in operating profit.
- The expected return on plan assets, based on market expectations at the beginning of the year for returns over the entii of the related obligation and amended for changes in the fair value of plan assets as a result of contributions paid in anc benefits paid out, is included in operating profit.
- Actuarial gains and losses, representing differences between the expected return and actual return on plan assets, differences between actuarial assumptions underlying the plan liabilities and actual experience during the year, and changes in actuarial assumptions, are recognised in the statement of recognised income and expense in the year they occur.
- Past service costs are spread evenly over the period in which the increases in benefit vest and are deducted in arriving operating profit. If an increase in benefits vests immediately, the cost is recognised immediately.
- Gains or losses arising from settlements or curtailments are included in operating profit.

Financial Calendar

9th June
Final ordinary dividend record date

25th July
115th Annual General Meeting (AGM)

1st August
Payment of final dividend subject to declaration at the AGM

22nd November
Announcement of results for the six months ending 30th September 2006

Cautionary Statement

This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Johnson Matthey Public Limited Company
Registered Office: 40-42 Hatton Garden, London EC1N 8EE
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

END

Close